May 29, 2019

Teresa Dick
Chief Accounting Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response Letter Dated May 9, 2019
           File No. 001-35700

Dear Ms. Dick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Seth R. Molay